Exhibit 99-3

Execution Version

Lionbridge Technologies, Inc.
1050 Winter Street, Suite 2300
Waltham, MA 02451

November 24, 2015

Glen Capital Partners Focus Fund, L.P.
Glen Capital Partners LLC
Glen Capital Partners GP LLC
Gregory L. Summe
Leon G. Cooperman

c/o Glen Capital Partners
800 South Street, Suite 160
Waltham, MA 02453

Gentlemen:

This letter (this “Agreement”) constitutes the agreement between Lionbridge Technologies, Inc., a Delaware corporation (the “Company”), on the one hand, and Glen Capital Partners Focus Fund, L.P., Glen Capital Partners LLC, Glen Capital Partners GP LLC (“GCP”), Gregory L. Summe and Leon G. Cooperman (collectively, the “Investors”), on the other hand, with respect to the matters set forth below.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in paragraph 7 below.

1. Board Matters.

(a) New Director.  The Company agrees that the Board of Directors of the Company (the “Board”) shall on the date hereof take all necessary actions to: (i) increase the size of the Board by one Class II directorship with a term expiring at the Company’s 2016 annual meeting of stockholders (the “2016 Annual Meeting”) and appoint James A. Quella (the “New Director”) to fill the resulting vacancy; and (ii) appoint the New Director to the Nomination and Compensation Committee of the Board.  The New Director has previously delivered to the Company a completed standard director and officer questionnaire of the Company (a “D&O Questionnaire”), and contemporaneously with the execution of this Agreement is delivering an executed nomination letter in the form attached hereto as Exhibit A-1 (the “Nomination Letter”) and an executed irrevocable resignation of the New Director in the form attached hereto as Exhibit A-2 (the “Resignation”, and together with the D&O Questionnaire and the Nomination Letter, the “Nomination Documents”).

(b) Nomination.  The Company will include the New Director on the slate of nominees recommended by the Board for a full Class II term in the Company’s proxy statement and on its proxy card relating to the 2016 Annual Meeting, subject to the New Director’s providing to the Company all information regarding that individual required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission (the “SEC”) and as required of any nominee by the Company’s By-Laws (collectively, “Nominee Information”).

(c) Replacement.  If (x) the New Director resigns, refuses or is unable to serve as a director at any time prior to the 2016 Annual Meeting, or (y) the New Director is elected to the Board at the 2016 Annual Meeting and at any time prior to the 2019 Annual Meeting, he or she resigns, refuses or is unable to serve as a director, the Investors and the Board shall cooperate together in good faith to mutually agree on a replacement for the New Director (a “Replacement”).  Such Replacement shall be appointed to the Board to serve the unexpired term of the departed New Director.  Any such Replacement who becomes a Board member in replacement of the New Director shall be deemed to be a New Director for all purposes under this Agreement and, prior to his or her appointment to the Board, shall be required to provide to the Company the Nomination Documents.  If the New Director (or his or her Replacement, if applicable) agrees to be included as a director nominee for election at any Company stockholders’ meeting other than as a director nominated by the Board for election at such stockholders meeting, the Resignation previously provided by the New Director shall become effective.

(d) Board Size; Committees.  Provided that the Company’s obligations under this paragraph 1 have not terminated, the Company agrees not increase the size of the Board to be larger than nine directors prior to the first anniversary of the date of this Agreement, except with the prior written consent of the Investors.  So long as the New Director is a member of the Board, if the Board splits the Nomination and Compensation Committee into two separate committees, the New Director will be appointed to one such committee.

(e) Ownership.  Notwithstanding anything to the contrary contained in this Agreement, if (i) the Investors’ and their Affiliates’ aggregate beneficial ownership decreases to less than 5.0% of the Company’s outstanding common stock as a result of dispositions by the Investors, or (ii) the Investors materially breach any obligation under this Agreement and fail to cure any such breach (to the extent it is curable) within 20 business days after receipt of written notice thereof from the Company, then at the sole discretion of the Board the Resignation previously provided by the New Director shall become effective, and the obligations of each of the parties hereunder shall terminate.  The Investors shall provide written notice to the Company within five business days following any increase or decrease of 325,000 or more shares in the number of Voting Securities beneficially owned by the Investors.

2. Information.  In connection with the New Director’s appointment to the Board, he has provided, and as a condition to the New Director’s nomination for election as a director at the Company’s annual meeting of stockholders, the New Director will provide, any information the Company reasonably requires, including information required to be disclosed in a proxy statement or other filing under applicable law, stock exchange rules or listing standards, information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, and has consented and will consent to background checks, to the extent, in each case consistent with the information and background checks required by the Company in accordance with past practice with respect to other members of the Board.  If, following the completion of the Company’s initial background review process, the Board learns that the New Director has committed, been indicted or charged with, or made a plea of nolo contendre to a felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, then at the sole discretion of the Board the Resignation previously provided by the New Director shall become effective.

3. Solicitation; Voting.  In connection with the 2016 Annual Meeting (and any adjournments or postponements thereof), the Company will recommend that the Company’s stockholders vote in favor of the election of each of the Company’s nominees (including the New Director), solicit proxies for each of the Company’s nominees, and cause all Company common stock represented by proxies granted to it (or to any of its officers, directors or representatives) to be voted in favor of each of the Company’s nominees.  In connection with the 2016 Annual Meeting (and any adjournments or postponements thereof), so long as the New Director has been nominated by the Board for re-election as a director, and at each subsequent Annual Meeting of Stockholders of the Company (and any adjournments or postponements thereof) at which the New Director has been nominated by the Board for re-election as a director, the Investors will cause to be present for quorum purposes and vote or cause to be voted all Company common stock beneficially owned by them or their Affiliates and which they or such Affiliates are entitled to vote on the record date for the 2016 Annual Meeting or such subsequent Annual Meeting of Stockholders in favor of (A) the election of directors nominated by the Board and (B) otherwise in accordance with the Board’s recommendation on any non-Extraordinary Transaction related proposals.

4. Company Policies.  The parties hereto acknowledge that the New Director, upon election to the Board, will serve as a member of the Board and will be governed by the same protections and obligations regarding confidentiality, conflicts of interest, related party transactions, fiduciary duties, codes of conduct, trading and disclosure policies, and other governance guidelines and policies of the Company (including, but not limited to, the policies with respect to management’s being responsible for managing communications with external constituencies) as other directors (collectively, the “Director Policies”), and shall be required to preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees, and shall have the same rights and benefits, including with respect to insurance, indemnification, compensation and fees, as are applicable to all independent directors of the Company.  The New Director’s obligations under this Agreement are in addition to the fiduciary and common law duties of any director of a Delaware corporation.

5. Public Announcement.  Promptly, and in any event within one business day, following the execution and delivery of this Agreement, the Company shall issue a press release in the form attached as Exhibit B (the “Company Press Release”), and no party shall make any statement inconsistent with the Company Press Release in connection with the announcement of this Agreement.  None of the Investors or their Affiliates shall issue a press release in connection with this Agreement or the actions contemplated hereby.  Additionally, promptly following the execution and delivery of this Agreement, the Company will file a Current Report on Form 8-K, which will report the entry into this Agreement.  The Investors shall promptly, but in no case prior to the date of the filing or other public release by the Company of the Company Press Release, prepare and file an amendment to their applicable Schedule 13D filed with the SEC reporting the entry into this Agreement and amending applicable items to conform to its obligations hereunder.  The Schedule 13D amendments and the Form 8-K shall each be consistent with the Company Press Release and the terms of this Agreement, and shall be in form and substance reasonably acceptable to the Company and the Investors.

6. Standstill.  From the date of this Agreement until the Expiration Date (such period, the “Standstill Period”), the Investors will not, and will cause their respective Affiliates and their respective principals, directors, general partners, officers, employees, and agents and representatives acting on their behalf (collectively, the “Restricted Persons”) not to, directly or indirectly, absent prior express written invitation or authorization by the Board:

(a) engage in any “solicitation” (as such term is used in the proxy rules of the SEC) of proxies or consents with respect to the election or removal of directors or any other matter or proposal or become a “participant” (as such term is used in the proxy rules of the SEC) in any such solicitation of proxies or consents;

(b) knowingly encourage or advise any other Person or assist any Person in so encouraging or advising any Person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with Company management’s recommendation in connection with such matter);

(c) form, join or act in concert with any “group” as defined pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Voting Securities, other than solely with Affiliates of the Investors with respect to Voting Securities now or hereafter owned by them;

(d) (i) engage in, or become a party to, any swap or hedging transaction or other derivative agreement of any nature with respect to Voting Securities or (ii) acquire, or offer, seek or agree to acquire, by purchase or otherwise, or direct any third party in the acquisition of, any Voting Securities, or rights or options to acquire any Voting Securities of the Company, or engage in any swap or hedging transactions or other derivative agreements of any nature with respect to Voting Securities, in each case of clause (i) or clause (ii) if such acquisition or transaction would result in the Investors having beneficial ownership of greater than 9.99% of the Company’s outstanding common stock;

(e) sell, offer or agree to sell, directly or indirectly, through swap or hedging transactions or otherwise, voting rights decoupled from the underlying common stock of the Company held by the Investors to any Third Party;

(f) make or in any way participate, directly or indirectly, in any tender offer, exchange offer, merger, consolidation, acquisition, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Company or any of its subsidiaries or the Company’s securities or a material amount of the assets of the Company and its subsidiaries, taken as a whole (each, an “Extraordinary Transaction”), it being understood and agreed that the foregoing shall not restrict the Investors from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as other stockholders of the Company, or from participating in any such transaction that has been approved by the Board; or make, directly or indirectly, any proposal, either alone or in concert with others, to the Company or the Board that would reasonably be expected to require a public announcement regarding any of the types of matters set forth above in this paragraph;

(g) enter into a voting trust or proxy, arrangement or agreement or subject any Voting Securities to any voting trust or proxy, arrangement or agreement, in each case other than solely with other Affiliates of the Investors, with respect to Voting Securities now or hereafter owned by them and other than granting proxies in solicitations approved by the Board;

(h) (i) seek, alone or in concert with others, election or appointment to, or representation on, the Board, or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board, except as set forth herein, or (ii) seek, alone or in concert with others, the removal or resignation of any member of the Board (other than the New Director);

(i) make or be the proponent of any stockholder proposal (pursuant to Rule 14a-8 under the Exchange Act or otherwise);

(j) make any request for stock list materials or other books and records of the Company under Section 220 of the Delaware General Corporation Law or other statutory or regulatory provisions providing for shareholder access to books and records;

(k) make any public statement or public proposal with respect to (i) any change in the number or term of directors or the filling of any vacancies on the Board, (ii) any change in the capitalization or dividend policy of the Company, (iii) any other material change in the Company’s management, business or corporate structure, (iv) any waiver, amendment or modification to the Company’s certificate of incorporation or By-Laws, or other actions which may impede the acquisition of control of the Company by any person, (v) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (vi) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(l) institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) in order to effect or take any of the actions expressly prohibited by this paragraph 6; provided, however, that for the avoidance of doubt the foregoing shall not prevent any Restricted Person from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Company against a Restricted Person, or (D) responding to or complying with a validly issued legal process;

(m) enter into any negotiations, agreements or understandings with any Third Party to take any action that the Investors are prohibited from taking pursuant to this paragraph 6; or

(n) make any request or submit any proposal to amend or waive the terms of this Agreement, in each case which would reasonably be expected to result in a public announcement of such request or proposal.

7. Definitions.  As used in this Agreement, the term (a) “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act and shall include Persons who become Affiliates of any Person subsequent to the date of this Agreement; (b) “annual meeting of stockholders” shall include any meeting of the Company’s stockholders at which nominees are elected to the Board, including, but not limited to, a meeting in lieu of the regular annual meeting of stockholders, and in each case, any adjournments or postponements thereof; (c) “beneficially own”, “beneficially owned” and “beneficial ownership” shall have the meaning set forth in Rules 13d-3 and 13d-5(b)(l) promulgated under the Exchange Act and shall include any other economic exposure to Voting Securities, including through any short sale, swap or other derivative transaction, that gives a Person or any of its Affiliates the economic equivalent of ownership of Voting Securities, including, without limitation, the notional number of shares subject to derivative agreements in the form of cash-settled swaps; (d) “business day” shall mean any day other than a Saturday, Sunday or a day on which the Federal Reserve Bank of New York is closed; (e) “Expiration Date” means the date that is 10 days prior to the advance notice deadline for submission of director nominations for the Company’s 2018 annual meeting of stockholders pursuant to the Company’s bylaws; provided that, notwithstanding the foregoing, Investor shall be permitted to make stockholder proposals for inclusion in the Company’s proxy materials pursuant to Rule 14a-8 under the Exchange Act for the Company’s 2018 annual meeting of stockholders; (f) “Independent” means that a Person (x) (i) shall not be an employee, director, general partner, manager or other agent of an Investor or of any Affiliate of an Investor, and (ii) shall not have, and shall not have had, any agreement, arrangement or understanding, written or oral, with any Investor or any Affiliate of an Investor regarding such Person’s service on the Board, and (y) shall be an independent director of the Company under the Company’s independence guidelines, applicable law and the rules and regulations of the SEC and Nasdaq Stock Market; (g) “Person” shall be interpreted broadly to include, among others, any individual, general or limited partnership, corporation, limited liability or unlimited liability company, joint venture, estate, trust, group, association or other entity of any kind or structure; (h) “Third Party” means any Person that is not a party to this Agreement or an Affiliate thereof, a member of the Board, a director or officer of the Company, or legal counsel to any party to this Agreement; and (i) “Voting Securities” shall mean the shares of common stock of the Company and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, such shares or other securities, whether or not subject to the passage of time or other contingencies.

8. Non-Disparagement.  During the Standstill Period, the Company and the Investors shall each refrain from making, and shall cause their respective Affiliates and its and their respective principals, directors, members, general partners, officers and employees not to make or cause to be made any statement or announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on, or otherwise disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of, (a) in the case of such statements or announcements by any of the Investors: the Company or any of its Affiliates, subsidiaries or advisors, or any of its or their respective current or former officers, directors or employees (including, without limitation, any statements or announcements regarding the Company’s strategy, operations, performance, products or services), and (b) in the case of statements or announcements by the Company: the Investors and the Investors’ advisors, their respective principals, directors, members, general partners, officers, or employees or any person who has served in any such capacity with respect to the Investors and the Investors’ advisors.

9.  Investor Representations.  Each of the Investors, severally and not jointly, represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of such Investor, enforceable against it in accordance with its terms; (b) neither it nor any of its Affiliates has or will during the Standstill Period have, any agreement, arrangement or understanding, written or oral, with the New Director or other member of the Board, pursuant to which such individual has been or will be compensated for his or her service as a director on, or nominee for election to, the Board; and (c) as of the date of this Agreement, (i) the Investors, together with all of their respective Affiliates, collectively beneficially own, an aggregate of 4,548,874 shares of Voting Securities, of which 712,855 shares are beneficially owned by Leon G. Cooperman, and the balance of 3,836,019 of which shares, in the aggregate, are beneficially owned by the other Investors and, (ii) except as previously disclosed in writing to the Company prior to the execution of this Agreement, none of the Investors nor any of their respective Affiliates, is a party to any swap or hedging transactions or other derivative agreement of any nature with respect to the Voting Securities.

10. Company Representations.  The Company represents and warrants that (a) this Agreement has been duly authorized, executed and delivered by it and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms; (b) does not require the approval of the stockholders of the Company; and (c) does not and will not violate any law, any order of any court or other agency of government, the Company’s Certificate of Incorporation or By-Laws, each as amended from time to time, or any provision of any agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, or result in the creation or imposition of, or give rise to, any material lien, charge, restriction, claim, encumbrance or adverse penalty of any nature whatsoever pursuant to any such indenture, agreement or other instrument.

11. Specific Performance.  The Company and each of the Investors each acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it and that, in the event of any breach or threatened breach hereof, (a) the non-breaching party will be entitled to seek injunctive and other equitable relief, without proof of actual damages; (b) the breaching party will not plead in defense thereto that there would be an adequate remedy at law; and (c) the breaching party agrees to waive any applicable right or requirement that a bond be posted by the non-breaching party.  Such remedies will not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

12. Entire Agreement; Successors and Assigns; Amendment and Waiver; Third Party Beneficiaries.  This Agreement (including its exhibits) constitutes the only agreement between the Investors and the Company with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  No party may assign or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party.  Any purported transfer requiring consent without such consent shall be void.  No amendment, modification, supplement or waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the party affected thereby, and then only in the specific instance and for the specific purpose stated therein.  Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement.  The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. This Agreement is solely for the benefit of the parties and is not enforceable by any other Person.

13. Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.  The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the purposes of such invalid or unenforceable provision.

14. Applicable Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.  Each of the Investors and the Company (a) irrevocably and unconditionally consents to the personal jurisdiction and venue of the federal or state courts located in Wilmington, Delaware; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it shall not bring any action relating to this Agreement or otherwise in any court other than such courts; and (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum.  The parties agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph 15 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof.  Each of the parties, after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waives any right that such party may have to a trial by jury in any litigation based upon or arising out of this Agreement or any related instrument or agreement, or any of the transactions contemplated thereby, or any course of conduct, dealing, statements (whether oral or written), or actions of any of them.  No party shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.

15. Notice.  All notices, consents, requests, instructions, approvals and other communications provided for herein, and all legal process in regard hereto, will be in writing and will be deemed validly given, made or served when delivered in person, by electronic mail, by overnight courier or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested) as follows:

If to the Company to:

Lionbridge Technologies, Inc.
1050 Winter Street, Suite 2300
Waltham, MA 02451
Attn:     Rory J. Cowan, CEO
Peggy Shukur, SVP, General Counsel and Secretary
Email: Rory.Cowan@lionbridge.com
Peggy.Shukur@lionbridge.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
53 State Street
Boston, MA 02109-2802
Attn:   Andrew H. Goodman
             Joseph L. Johnson III
Email:       agoodman@goodwinprocter.com
     jjohnson@goodwinprocter.com

If to the Investors:

Glen Capital Partners Focus Fund, L.P.
Glen Capital Partners LLC
Glen Capital Partners GP LLC
Gregory L. Summe
Leon G. Cooperman

c/o Glen Capital Partners
800 South Street, Suite 160
Waltham, MA 02453
Attn:      Gregory L. Summe
email:     gsumme@glencapital.com

with a copy (which shall not constitute notice) to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attn:     Jonathan L. Kravetz
Richard R. Kelly
Email:   jkravetz@mintz.com
rkelly@mintz.com

At any time, any party may, by notice given in accordance with this paragraph to the other party, provide updated information for notices hereunder.

16. Expenses.  All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs and expenses.

17. Receipt of Adequate Information; No Reliance; Representation by Counsel.  Each party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

18.  Counterparts.  This Agreement may be executed by the parties in separate counterparts (including by fax, jpeg, .gif, .bmp and .pdf), each of which when so executed shall be an original, but all such counterparts shall together constitute one and the same instrument.

[Signature page follows]

If the terms of this Agreement are in accordance with your understanding, please sign below, whereupon this Agreement shall constitute a binding agreement among us.

Very truly yours,

LIONBRIDGE TECHNOLOGIES, INC.

By:	/s/ Margaret Shukur
Name: Margaret Shukur
Title: Senior Vice President, General Counsel & Secretary

Accepted and agreed to as of the date first written above:

GLEN CAPITAL PARTNERS FOCUS FUND, L.P.

By:	/s/ Gregory L. Summe
Name: Gregory L. Summe
Title: Managing Partner

GLEN CAPITAL PARTNERS LLC

By:	/s/ Gregory L. Summe
Name: Gregory L. Summe
Title: Managing Partner

GLEN CAPITAL PARTNERS GP LLC

By:	/s/ Gregory L. Summe
Name: Gregory L. Summe
Title: Managing Partner

/s/ Gregory L. Summe
Gregory L. Summe

/s/ Leon G. Cooperman
Leon G. Cooperman

[Signature Page to Letter Agreement]

EXHIBIT A-1

FORM OF NOMINEE LETTER

  ________________, 2015

Attention: Board of Directors

Lionbridge Technologies, Inc.
1050 Winter Street, Suite 2300
Waltham, MA 02451

Re: Consent

Ladies and Gentlemen:

I hereby consent to (a) serve as a director of Lionbridge Technologies, Inc. (the “Company”), effective as of the date set forth above, (b) if nominated by the Company, be named as a nominee for the position of director of the Company in the Company’s proxy statement for the Company’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”) and (c) serve as a director if I am so elected at the 2016 Annual Meeting. I also agree that, after the date hereof, I will provide to the Company, as requested by the Company from time to time, such information as the Company is entitled to reasonably receive from other members of the Company’s Board of Directors (the “Board”) and as is required to be disclosed in proxy statements or other reports or filings under applicable law or securities exchange listing requirements.

At all times while serving as a member of the Board, I agree to comply with all obligations regarding confidentiality, conflicts of interest, related party transactions, fiduciary duties, codes of conduct, trading and disclosure policies, and other governance guidelines and policies of the Company (including, but not limited to, the policies with respect to management being responsible for managing communications with external constituencies) as other directors, and shall be required to preserve the confidentiality of Company business and information, including discussions or matters considered in meetings of the Board or Board committees.  I acknowledge and agree that the foregoing obligations are in addition to the fiduciary and common law duties of any director of a Delaware corporation.

Sincerely,

Name:

Exh. A-1

EXHIBIT A-2

IRREVOCABLE RESIGNATION

 _______________ , 2015

Attention: Board of Directors

Lionbridge Technologies, Inc.
1050 Winter Street, Suite 2300
Waltham, MA 02451

Re: Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to paragraphs 1(c) or 1(e) of the letter agreement, dated as of November 24, 2015 (the “Agreement”), between Lionbridge Technologies, Inc. and the Investors (as defined therein). Capitalized terms used herein but not defined shall have the meaning set forth in the Agreement.

Following the date of the Agreement, but only upon the earliest to occur of (a) such time as I agree to be included as a director nominee for election at any Company stockholders meeting, other than as a director nominated by the Board for election at such stockholders meeting, (b) the Investors’ and their Affiliates’ aggregate beneficial ownership decreases to less than 5.0% of the Company’s outstanding common stock as a result of dispositions by the Investors or (c) the Investors having materially breached any obligation under this Agreement and having failed to cure any such breach (to the extent it is curable) within 20 business days after receipt of written notice thereof from the Company, I hereby resign from my position as a director of the Company and from any and all committees of the Board on which I serve, subject to the Board’s determination in its sole discretion that my resignation shall be effective.

Sincerely,

Name:

Exh. A-2

Exhibit B

Company Press Release

LIONBRIDGE APPOINTS JAMES QUELLA AS INDEPENDENT BOARD DIRECTOR

WALTHAM, Mass. – November XX, 2015 - Lionbridge Technologies, Inc. (Nasdaq: LIOX), today announced the appointment of James Quella to the Company’s Board of Directors, effective immediately.  With this addition, the Lionbridge Board has been expanded to nine directors.

"We are pleased to welcome James to our Board of Directors.  We look forward to James’ insights as we continue to execute on our strategy of new offerings and new verticals while delivering record earnings growth,” said Rory Cowan, Lionbridge CEO.

James Quella stated “I am delighted to join the Lionbridge Board of Directors.  The Company has built a unique leadership position in global crowd-in-the-cloud services affording a scale platform to substantially grow revenue and profit. I look forward to helping the company continue its commitment to increasing value for clients, employees and shareholders worldwide.”

Mr. Quella was formerly a Senior Managing Director at Blackstone’s Private Equity Group from 2004 to 2013. Previously he held various positons at Donaldson, Lufkin & Jenrette Merchant Banking Partners-CSFB Private Equity and Mercer Management Consulting and Strategic Planning Associates. He is also the co-author of “Profit Patterns: 30 Ways to Anticipate and Profit from the Strategic Forces Reshaping Your Business”.

The Lionbridge Corporate Nominating Committee identified Mr. Quella through its process of outreach, including extensive search efforts as well as consideration of candidates recommended by shareholders, including Glen Capital Partners, consistent with the Committee’s past practice.   Glen Capital Partners and its affiliates have agreed to vote their shares in accordance with the Board of Directors’ recommendation at Lionbridge’s 2016 annual meeting of stockholders and at any subsequent annual meeting at which Mr. Quella has been nominated for re-election as a director.  The firm and its affiliates have also agreed to other customary standstill provisions, which terminate ten days prior to the deadline for the submission of stockholder nominations for the 2018 annual meeting.

The Nomination and Standstill Agreement is an exhibit to the Company’s Current Report on Form 8-K filed today with the Securities and Exchange Commission.

About Lionbridge
Lionbridge enables more than 800 world-leading brands to increase international market share, speed adoption of products and effectively engage their customers in local markets worldwide. Using our innovative cloud technology platforms and our global crowd of more than 100,000 professional cloud workers, we provide translation, online marketing, global content management and application testing solutions that ensure global brand consistency, local relevancy and technical usability across all touch points of the customer lifecycle. Based in Waltham, Mass., Lionbridge maintains solution centers in 28 countries. To learn more, visit http://www.lionbridge.com.

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